PRESS RELEASE
For immediate release

Bombardier Recreational Products Inc. (BRP)
confirms expiration of consent solicitation and
sets tender offer purchase price

Valcourt (Québec) Canada, June 2, 2006 — Bombardier Recreational Products Inc. ("BRP" or the "Company") announced today that the consent solicitation commenced in connection with the cash tender offer to purchase any and all of the U.S. $200 million outstanding principal amount of its 8 3/8% Senior Subordinated Notes due 2013 (CUSIP No. 09776LAC0) (the "Notes") expired at 5:00 p.m., New York City time, on June 2, 2006 (the "Consent Expiration Date"). In addition, the last day that holders of the Notes could have withdrawn tendered Notes and revoked delivered consents was as of 5:00 p.m., New York City time, on the Consent Expiration Date.

As of the Consent Expiration Date, BRP had received the consent of holders of U.S. $200 million aggregate principal amount of the Notes, representing 100% of the Notes outstanding. BRP intends to promptly discharge the indenture after the settlement date.

BRP also announced today the offer consideration and the total consideration to be paid for its outstanding Notes that are validly tendered and accepted for purchase in the tender offer as described in the Offer to Purchase and Consent Solicitation dated May 19, 2006. The total consideration to be paid for validly tendered (and not validly withdrawn) Notes was determined using the yield of the 3 3/8% U.S. Treasury Note due December 15, 2008 (the "Reference Security") plus a fixed spread of 50 basis points. The yield on the Reference Security, as calculated by Merrill Lynch & Co., at 5:00 p.m., New York City time on Friday, June 2, 2006, was 4.904%. Accordingly, the tender offer yield and total consideration, excluding accrued and unpaid interest, per $1,000 principal amount of Notes are 5.404% and $1,104.85 respectively. The offer consideration, which is payable to holders of Notes in respect of Notes tendered after 5:00 p.m., New York City time, on June 2, 2006, the Consent Expiration Date, is equal to the total consideration, less the consent payment of $50 per $1,000 principal amount of Notes. June 21, 2006 was assumed as the settlement date for purposes of calculating the total consideration. Payment of the total consideration or the offer consideration, as applicable, for validly tendered (and not validly withdrawn) Notes plus accrued but unpaid interest thereon to, but not including the date of payment, is expected to be on the settlement date.

The tender offer expires at midnight, New York City time, on June 16, 2006.

Merrill Lynch & Co. is acting as the sole Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. The Information Agent is Global Bondholder Services Corporation. Requests for documentation should be directed to Global Bondholder Services Corporation toll-free at (866) 470 4300 or at (212) 430-3774 in the case of banks and brokerage firms. Questions regarding the tender offer and consent solicitation should be directed to Merrill Lynch & Co. at (212) 449-4914 or toll-free at (888) ML4-TNDR.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and the consent solicitation are being made solely pursuant to the Company's Offer to Purchase and Consent Solicitation Statement dated May 19, 2006.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Can-Am™ all-terrain vehicles, Rotax® engines and karts. Information about BRP is available at http://www.brp.com.

This release contains certain "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: BRP's ability to introduce new, or improve existing, products; BRP's failure to protect its trademarks, patents and other intellectual property rights; changes in foreign currency valuations and economic conditions in the countries where BRP does business; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; BRP's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; acceptance by BRP's customers of new products it develops or acquires; and risks associated with the recapitalization, including, the possibility that the recapitalization may not occur due to failure of the parties to satisfy the conditions in the new senior secured credit facility and related agreement; the failure of a majority of Notes issued by BRP to be tendered and accepted or the failure to obtain the requisite consents; and the occurrence of events that would have a material adverse effect on BRP as described in such new senior secured credit facility. Many of the factors that will determine BRP's future results are beyond the ability of management to control or predict. Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

®, TM and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates.

Contacts:

Johanne Denault	Stéphanie Vaillancourt
Manager,	Manager,
Communications and Public Affairs	Financing and Investor Relations
Tel.: 450-532-5173	Tel.: 514-732-7061
johanne.denault@brp.com	stephanie.vaillancourt@brp.com